UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.___)*

ReShape Lifesciences Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

761123504
(CUSIP Number)

Daniel Radden c/o Armistice Capital, LLC 510 Madison Avenue 7th Floor New York, NY 10022 Telephone Number: 212-231-4930
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 13, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	761123504

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Armistice Capital, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

244,561,824

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

244,561,824

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

244,561,824

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

94.9%

14.	TYPE OF REPORTING PERSON

IA, OO

CUSIP No.	761123504

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Armistice Capital Master Fund Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

244,561,824

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

244,561,824

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

244,561,824

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

94.9%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	761123504

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Steven Boyd

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

244,561,824

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

244,561,824

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

244,561,824

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

94.9%

14.	TYPE OF REPORTING PERSON

IN, HC

CUSIP No.	761123504

Item 1.	Security and Issuer.

The name of the issuer is ReShape Lifesciences Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 1001 Calle Amanecer, San Clemente, California 92673. This Schedule 13D relates to the Issuer's Common Stock, $0.01 par value per share (the "Shares").

Item 2.	Identity and Background.

(a), (f)	The persons filing this statement are: (i) Armistice Capital, LLC, a Delaware limited liability company (“Armistice Capital”); (ii) Armistice Capital Master Fund Ltd., a Cayman Islands corporation (the “Master Fund”); and (iii) Steven Boyd, a United States citizen (“Mr. Boyd”, and collectively with Armistice Capital and the Master Fund, the “Reporting Persons”).

(b), (c)

Armistice Capital is an investment adviser registered with the Securities and Exchange Commission (the “SEC”) that is principally engaged in the business of providing investment management services to private investment vehicles, including the Master Fund. The principal business address of Armistice Capital is 510 Madison Avenue, 7th Floor, New York, New York 10022.

The Master Fund is principally engaged in the business of investing in securities. The principal business address of the Master Fund is c/o dms Corporate Services Ltd., 20 Genesis Close, P.O. Box 314, Grand Cayman KY1-1104, Cayman Islands. The board of directors of the Master Fund consists of Steven Boyd, Kevin A. Phillip and Gregory S. Bennett.

Steven Boyd is the managing member of Armistice Capital and a director of the Master Fund. Mr. Boyd’s business address is 510 Madison Avenue, 7th Floor, New York, New York 10022.

(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the 244,561,824 Shares beneficially owned by the Reporting Persons came from the working capital of the Master Fund, which is the direct owner of the Shares and the Warrants (as defined in Item 4 below). The net investment costs (including commissions, if any) of the Shares beneficially owned by the Reporting Persons is approximately $5,998,000. No borrowed funds were used to purchase the Shares or the Warrants, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

Item 4.	Purpose of Transaction.

On June 13, 2019, the Issuer and the Master Fund entered into a securities purchase agreement (the “Securities Purchase Agreement”) pursuant to which the Master Fund acquired from the Issuer in a private placement (the “Private Placement”): (i) 13,000,000 Shares; (ii) 315,000,000 Series A Warrants of the Issuer (the “Series A Warrants”); (iii) 315,000,000 Series B Warrants of the Issuer (the “Series B Warrants”); and (iv) 302,000,000 Series C Prefunded Warrants of the Issuer (the “Series C Prefunded Warrants”, and collectively with the Series A Warrants and Series B Warrants, the “Warrants”). The Master Fund also agreed to vote all of its Shares, by written consent or at a meeting, as of the applicable record date in favor of the Issuer’s plan to effectuate a reverse stock split (the “Reverse Stock Split”).

The Warrants are currently exercisable; provided, however, that until the effectuation date of the Reverse Stock Split, the Issuer is not required to issue upon exercise of the Warrants a number of Shares that, when aggregated with any other Shares issued: (i) pursuant to the Securities Purchase Agreement; (ii) upon prior exercise of the Warrants issued pursuant to the Securities Purchase Agreement; and (iii) pursuant to any warrants issued to any registered broker-dealer as a fee in connection with the issuance of Shares pursuant to the Securities Purchase Agreement, would exceed 247,161,824, subject to adjustment for reverse and forward stock splits, stock dividends, stock combinations and other similar transactions of the Shares that occur after the date of the Securities Purchase Agreement.

The exercise prices for the Warrants are as follows: (i) $0.022 per share in respect of each Series A Warrant; (ii) $0.02 in respect of each Series B Warrant; and (iii) $0.001 in respect of each Series C Prefunded Warrants, in each case, subject to adjustment pursuant to the terms of the relevant Warrant. The terms of the Warrants are as follows: (i) the Series A Warrants have a term of five years following the effectuation of the Reverse Stock Split; (ii) the Series B Warrants have a term of one year following the effectuation of the Reverse Stock Split; and (iii) the Series C Prefunded Warrants have a perpetual term. None of the Warrants are subject to beneficial ownership blocker provisions; therefore, the Warrants may be exercised, in whole or in part, at any time after effectuation of the Reverse Stock Split.

In connection with the Private Placement, the Issuer and the Master Fund also entered into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which the Issuer agreed to file a registration statement (“Registration Statement”) with the SEC within 60 days after the date of the Private Placement in order to register the Shares acquired by the Master Fund pursuant to the Securities Purchase Agreement, as well as the Shares issuable upon exercise of the Warrants. The Issuer also agreed to use its best efforts to cause the Registration Statement to be declared effective within 90 days after the date of the Private Placement, or, in the event of a “full review” by the SEC, within 120 days after the date of the Private Placement.

The foregoing was a summary of certain material terms of the: (i) Securities Purchase Agreement; (ii) Series A Warrant; (iii) Series B Warrant; (iv) Series C Prefunded Warrant; and (v) Form of Registration Rights Agreement. The foregoing descriptions are not, and do not purport to be, complete and, except as otherwise described above, are qualified in their entirety by reference to the full text of the forms of those documents, which have been filed as Exhibits B, C, D, E and F, respectively, and are incorporated herein by reference.

The Reporting Persons purchased the Shares for investment in the ordinary course of their investment activities based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, participating on the Issuer’s board of directors (the “Board”), engaging in communications with management and/or the Board, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, reshaping the Issuer's corporate strategy, recommending business development transactions, proposing changes to management, operations and the structure of the Board (including the composition of the Board), purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Except as otherwise set forth herein, the Reporting Persons do not have any present plans or proposals which would relate to, or result in, the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D. However, subject to market conditions and in compliance with applicable securities laws, the Reporting Persons reserve the right, at a later date, to effect one or more of such changes or transactions in the number of Shares they may be deemed to beneficially own in open-market or privately negotiated transactions, on such terms and at such times as the Reporting Persons may deem advisable.

Item 5.	Interest in Securities of the Issuer.

(a) - (d)

As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of 244,561,824 Shares, constituting 94.9% of the Shares, based upon 257,617,057 Shares outstanding as of the date hereof, as adjusted for the Warrants beneficially owned by the Reporting Persons. Each of the Reporting Persons has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 244,561,824 Shares. Each of the Reporting Persons has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 244,561,824 Shares.

Other than having entered into the Securities Purchase Agreement with the Issuer as described in Item 4 above, there have been no transactions in the Shares by the Reporting Persons during the past sixty days.

	(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 above is incorporated by reference in its entirety in this Item 6. The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer that is not described in Item 4 above and/or incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement

Exhibit B: Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Form 8-K filed with the SEC by the Issuer on June 19, 2019)

Exhibit C: Form of Series A Warrant (incorporated by reference to Exhibit 10.2 to the Form 8-K filed with the SEC by the Issuer on June 19, 2019)

Exhibit D: Form of Series B Warrant (incorporated by reference to Exhibit 10.3 to the Form 8-K filed with the SEC by the Issuer on June 19, 2019)

Exhibit E: Form of Series C Prefunded Warrant (incorporated by reference to Exhibit 10.4 to the Form 8-K filed with the SEC by the Issuer on June 19, 2019)

Exhibit F: Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.5 to the Form 8-K filed with the SEC by the Issuer on June 19, 2019)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 24, 2019
(Date)

Armistice Capital, LLC*

By: /s/ Steven Boyd
Name: Steven Boyd Title: Managing Member
Armistice Capital Master Fund Ltd.

By: /s/ Steven Boyd
Name: Steven Boyd Title: Director
Steven Boyd*

/s/ Steven Boyd

* The Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his or its pecuniary interests therein, and this report shall not be deemed an admission that such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D, dated June 24, 2019, relating to the Common Stock, $0.01 par value per share, of ReShape Lifesciences Inc. shall be filed on behalf of the undersigned.

June 24, 2019
(Date)

Armistice Capital, LLC

By: /s/ Steven Boyd
Name: Steven Boyd Title: Managing Member
Armistice Capital Master Fund Ltd.

By: /s/ Steven Boyd
Name: Steven Boyd Title: Director
Steven Boyd

/s/ Steven Boyd